Exhibit 99.1

February 2, 2015

Stratasys Reports Preliminary Fiscal 2014 Financial Results, Provides 2015 Guidance and Unveils New Investments in Growth

Anticipates revenue in the range of $748 to $750 million for fiscal 2014, representing total growth of approximately 54%, including organic revenue growth of 31%, compared to fiscal 2013

Expects non-GAAP net income in the range of $102 to $105 million for fiscal 2014, or $1.97 to $2.03 per diluted share; and a GAAP net loss in the range of $129 to $116 million, or ($2.58) to ($2.32) per share

Estimates fiscal 2015 revenue in the range of $940 to $960 million, representing growth of approximately 25% to 28% compared to preliminary fiscal 2014

Estimates fiscal 2015 non-GAAP net income in the range of $109 million to $118 million or $2.07 to $2.24 per diluted share; and a GAAP net loss in the range of $23 to $10 million, or ($0.45) to ($0.20) per share

Company plans to invest an additional 2% in operating expenses out of anticipated revenues in 2015 and future periods to help enable growth, maintain market leadership and meet future opportunities

Company to hold conference call to discuss preliminary results and guidance on Tuesday, February 3, 2015 at 8:30 a.m. (ET)

MINNEAPOLIS & REHOVOT, Israel—(BUSINESS WIRE)— Stratasys Ltd. (NASDAQ: SSYS) today announced preliminary fiscal 2014 results as well as full-year 2015 guidance, as it enters a new phase of increased investment in its business. To foster growth and help it secure significant future long-term market opportunities, the Company also announced a new investment plan under which it expects to increase operating expenditures in 2015 and subsequent years, with anticipated increased expenditures in sales and marketing, product development and infrastructure.

Preliminary 2014 Financial Results

The Company expects to report fiscal year 2014 revenue in the range of $748 to $750 million, and non-GAAP net income in the range of $102 to $105 million, or $1.97 to $2.03 per diluted share. The Company expects to report a GAAP net loss for fiscal year 2014 in the range of $129 to $116 million, or ($2.58) to ($2.32) per share.

During December 2014, Stratasys updated the goodwill impairment analysis of its MakerBot reporting unit. As a result, the Company expects to recognize a non-cash, non-tax-deductible goodwill impairment charge of approximately $100 to $110 million in the fourth quarter. The Company does not expect this accounting write down to affect its ongoing business or future financial performance. These are preliminary and unaudited results based on current expectations and are subject to quarter-end closing adjustments; accordingly, actual results may differ.

Stratasys projects preliminary fourth quarter revenue growth of approximately 38% over the same period last year, including organic revenue growth of 25%. However, the fourth quarter was impacted by slower growth of MakerBot product and services revenue during the period. MakerBot revenue is estimated to have grown by approximately 7% in the fourth quarter over the prior year, and is estimated to represent approximately 12% of preliminary total Stratasys revenue for the fourth quarter.

Throughout 2014, MakerBot invested significantly in the introduction of its 5th Generation Replicator 3D printers and 3D printing ecosystem, and in the development of a multi-tier distribution strategy enabling broader distribution. These continuing investments are intended to provide MakerBot with the ability to further scale and build superior product platforms positioned for long-term growth, as the adoption of 3D printing expands. However, during the fourth quarter, MakerBot was affected by challenges associated with the introduction and scaling of its new product platform and the Company’s rapidly evolving distribution model.

During 2014, and specifically in the fourth quarter, MakerBot made significant hardware and software improvements to its product line. Furthermore, during the second half of 2014, the Company engaged national partners in the United States, including Staples, Home Depot, Sam’s Club and Dell - reaching new audiences through increased exposure for this new product category. Given the nature and scope of these new partnerships compared with MakerBot’s traditional distribution model, less predictable sales patterns and reorder rates have been introduced into the business model.

2015 Guidance

In 2015, the Company estimates total revenue in the range of $940 to $960 million, with non-GAAP net income in the range of $109 to $118 million, or $2.07 to $2.24 per diluted share. Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2015, driven by the projected timing of revenue and operating expenses. The company projects a GAAP net loss for fiscal 2015 in the range of $23 to $10 million, or ($0.45) to ($0.20) per share.

Stratasys believes that Additive Manufacturing (“AM”) is poised to enter a new phase of increased adoption by manufacturers in a broad range of industries, including global manufacturing enterprises, by disrupting traditional design and manufacturing processes. Following extensive review of the evolving marketplace and opportunity, the management and the Board of the Company have decided to implement an investment plan with the goal of enabling the Company to offer a broader range of products and solutions with increased global and industry-specific coverage, especially within areas related to manufacturing, and create stronger customer relationships. The investment plan is designed to implement broad product development and infrastructure which would support annual revenues of $3 billion in 2020.

As a result of its new investment plan, Stratasys expects incremental annual operating expenditures of 2% of anticipated revenues for coming two to three years, with total operating expenses in 2015 to be in the range of 46% to 47% of anticipated revenues. Additionally, the Company expects to incur capital expenditures in the range of $160 to $200 million in 2015. The Company also expects an effective tax rate of 5% to 10%.

The Company continues to observe strong demand for its design and manufacturing enterprise solutions and expects growth in 2015 at a rate of more than 25% for these higher-end solutions. There are an increasing number of customer implementations of these systems in manufacturing-related applications where, after their qualification, the adoption of our solutions is expected to increase significantly. These implementations typically require a broad range of solutions, including systems, materials and manufacturing services. An additional opportunity for expansion of our customer base for manufacturing related applications is our newly initiated professional services, where we identify applications and educate our customers on best practices for additive manufacturing workflows.

Leading the new product category of desktop 3D printing, MakerBot has experienced rapid growth since inception, with sales expanding by over 600% from 2012 to 2014. MakerBot has sold over 80,000 units to date, with significant brand leadership. As MakerBot continues to scale, we expect to see continued evolution of, and investment in, its business, including its product development, sales and marketing and organizational structure.

The focus for 2015 in the desktop 3D printing category will be to execute our aggressive investment program designed to further product development, build infrastructures and maintain and expand brand leadership over near-term profitability. As market adoption continues to evolve and to the extent MakerBot continues to establish and expand sales channels, the Company expects MakerBot growth rates to ramp up to, or exceed, overall company averages by 2016.

“As a leader in 3D printing, Stratasys’ prospects for 2015 and beyond are strong,” said David Reis, chief executive officer of Stratasys. “Looking forward, we intend to build on our strong track record of execution and integration following the Stratasys-Objet merger. We continue to see additive manufacturing being used to transform manufacturing processes across a wide range of sectors, augmenting our leading position in prototyping applications. We are also excited about our opportunity to build upon MakerBot’s leading position in desktop 3D printing.”

Reis added, “We believe that now is the time to increase our investment in long-term innovation and development, as well as in our global sales and marketing infrastructure. We believe these increased investments will enable us to put greater focus on long-term manufacturing-related opportunities.”

Investment Plan

Specific areas of focus and goals for Stratasys’ new investment plan:

Industry focus

•         Accelerated efforts around vertical applications and solutions focused on areas of business that Stratasys has identified as having high potential in the AM field, such as aerospace and automotive, healthcare and education.

Services

•         Expansion of our newly branded Stratasys Direct Manufacturing (SDM) services (following the integration of Redeye, Solid Concepts and Harvest Technologies) to provide our customers with a broader range of AM technologies and solutions coupled with our in-depth process-specific expertise.

•         Expansion of our SDM platform into additional geographies.

•         Expansion of our professional services offering to allow customers to benefit from the company’s knowledge base and expertise related to AM and its implementation for design and manufacturing applications.

Products

•         Increased focus on long-term innovation and development projects based on proprietary technology platforms, including acceleration of the on-going development of platforms in collaboration with industry-leading manufacturing enterprises.

•         Increased focus on software development to drive collaboration and accessibility, thereby enhancing the ease-of-use with respect to the 3D printing process.

•         Accelerated product introductions, including the introduction of new systems and additional proprietary materials.

Sales and marketing infrastructure

•         Enhanced channel programs designed to increase capacity, productivity and coverage.

•         Expansion of our account management efforts to further serve our customers.

•         Enhanced brand recognition.

Additionally, the Company intends to continue building the appropriate infrastructure and scale in order to meet the company’s long-term growth opportunity, including in IT and executive management bandwidth and depth.

In light of the investment plan, Stratasys is reiterating the following goals for the Company’s long term operating model:

•    Annual organic revenue growth of at least 25%

•    Non-GAAP operating income as a percentage of sales of 18-23%

•    Non-GAAP effective tax rate of 10-15%

•    Non-GAAP net income as a percentage of sales of 16-21%

Stratasys Ltd. 2015 Guidance Conference Call Details

Stratasys will hold a conference call to discuss its preliminary fiscal 2014 financial results and fiscal 2015 guidance on Tuesday, February 3, 2015 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address:

http://edge.media-server.com/m/p/8evso6nd

To participate by telephone, the domestic dial-in number is 866-515-2911 and the international dial-in is 617-399-5125. The access code is 40635072. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

Cautionary Statement Regarding Forward-Looking Statements

The statements made in this press under the captions “2015 Guidance” and “Preliminary 2014 Financial Results” with respect to expected future and preliminary financial results, as well as its plans to increase investment and the expectations arising from such increase, as well as other statements regarding expected future events or results, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward- looking terminology such as “goal,” “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s 2014 preliminary results are unaudited results based on current expectations and are subject to quarter-end closing adjustments; inherent risk relating to the company’s ability to efficiently and successfully integrate the operations of MakerBot, Solid Concepts, Harvest Technologies and GrabCAD after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; inherent risks relating to the Company’s ability to implement effectively its investment plan and to achieve the goals of the investment plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to, or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP). In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718. The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive and additive manufacturing solutions. The company’s patented FDM®, PolyJet™ and WDM™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot, Solidscape, Stratasys Direct Manufacturing (following the integration of Redeye, Solid Concepts and Harvest Technologies). Stratasys has more than 2,800 employees, holds over 600 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Net Income (Loss)

Preliminary Fiscal Year 2014

(in millions, except per share data)

GAAP net loss	($129) to ($116)

Adjustments
Stock-based compensation expense	$30
Intangible assets amortization expense	$81
Impairment charges	$115 to $125
Merger related expense	$28
Tax expense related to Non-GAAP adjustments	$(33)

Non-GAAP net income	$102 to $105

GAAP loss per share	($2.58) to ($2.32)

Non-GAAP diluted earnings per share	$1.97 to $2.03

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2015

(in millions, except per share data)

GAAP net loss	($23) to ($10)

Adjustments
Stock-based compensation expense	$32 to $35
Intangible assets amortization expense	$85
Merger related expense	$41 to $43
Tax expense related to Non-GAAP adjustments	($30) to ($31)

Non-GAAP net income	$109 to $118

GAAP loss per share	($0.45) to ($0.20)

Non-GAAP diluted earnings per share	$2.07 to $2.24

Stratasys Ltd.

Shane Glenn, 952-294-3416

VP Investor Relations

shane.glenn@stratasys.com

Source: Stratasys Ltd.

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